

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2024

Diantha Duvall
Chief Financial Officer
Curis, Inc.
128 Spring Street
Building C - Suite 500
Lexington, Massachusetts 02421

  **Re: Curis, Inc.**
    **Form 10-K for Fiscal Year Ended December 31, 2022**
    **File No. 000-30347**

Dear Diantha Duvall:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences